MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three-month and six-month periods ended June 30, 2007 and June 30, 2006 and the three-month period ended March 31, 2007.

Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization and before other non-operating income and expenses.  EBITDA, as defined, equates to operating earnings (loss) plus amortization.  As Canadian Generally Accepted Accounting Principles (“GAAP”) do not define a method of calculating EBITDA, the measure as calculated by Catalyst Paper Corporation (the “Company”) might not be comparable to similarly-titled measures reported by other entities.  EBITDA is presented because the Company believes it is a useful indicator of a company’s operating performance and subsequently, a company’s ability to meet debt service and capital expenditure requirements.  EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity.  Refer to the “Non-GAAP Measures” section for a reconciliation of this non-GAAP measure to net earnings (loss).

In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes and the term “tonne” or the symbol “MT” refers to a metric tonne.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term “dollars” and the symbols “$” and “CDN$”.  The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

The information in this report is as at July 31, 2007, which is the date of filing in conjunction with the Company’s press release announcing its results for the second quarter of 2007.  Disclosure contained in this document is current to that date, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements.  Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future.  These forward-looking statements can be identified by the use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions or the negative thereof.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate in the circumstances.  Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit the Company will derive from them.  A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including the general economic conditions in the U.S., Canada and internationally, market conditions and demand for the Company’s products, the outlook for inventories, production and pricing, the Company’s ability to successfully obtain performance improvements and cost savings from its cost reduction initiatives, expected cash flows, capital expenditures and completion of capital projects, shifts in industry capacity, fluctuations in foreign exchange and interest rates, fluctuations in availability and cost of raw materials or energy, the Company’s ability to obtain financing and other factors beyond the Company’s control.  Additional information concerning these and other factors can be found in section 12 of this MD&A under the heading "Risks and Uncertainties".  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

1.0	CORPORATE OVERVIEW AND HIGHLIGHTS

1.1	Second quarter overview

The Company recorded an operating loss of $46.7 million in the second quarter (“Q2”), compared to an operating loss of $30.7 million in the first quarter (“Q1”). EBITDA was negative $1.9 million in Q2, compared to EBITDA of $14.1 million in Q1. The results included restructuring and change-of-control related costs of $19.3 million and $19.0 million for Q2 and Q1, respectively.

The decline in the Company’s operating earnings in the second quarter was due to a significantly stronger Canadian dollar.  The Company took further action during the quarter to counteract this pressure and improve profitability going forward.  On May 30, 2007, the following initiatives were announced:

▪	the indefinite curtailment of one paper machine;
▪	the elimination of 130 positions, bringing the total planned workforce reduction in 2007 to 480; and
▪	the relocation of the corporate office, and the centralization of certain mill administrative functions.

The Company will indefinitely curtail operations of the No. 4 paper machine in Port Alberni (“A4”) effective September 1, 2007.  Production of directory paper will move to Crofton and displace 134,000 tonnes of the Company’s least profitable newsprint business. The curtailment will reduce the Company’s highest cost fibre and power requirements and result in the layoff of 185 staff and hourly employees.

Corporate and mill administrative changes, including the elimination of 130 positions and the relocation of the corporate office to lower cost premises will largely be implemented by the end of 2007. The Company expects these changes will result in cost reductions of approximately $16 million annually.

In the prior quarter, the Company announced a planned workforce reduction of approximately 350 positions across the Company that is expected to be completed during 2007. The Company expects these workforce reductions to result in cost reductions of approximately $35 million annually.

Combined, these initiatives are expected to result in restructuring costs, primarily severance related, of approximately $45 million, of which $19 million was incurred in Q2 (Q1 - $11 million) and, the remaining $15 million is expected to be incurred over the balance of the year.

Overall, markets for the Company’s products were mixed in Q2. The directory business remained steady, and further pulp price increases in Q2 saw prices hit their highest level since 1995.  Markets continued to be soft in the Company’s newsprint and coated and uncoated specialty grades, although the announcement in Q2 of the pending closure of significant North American coated mechanical capacity should see positive momentum return to the coated and high-end uncoated grades during the balance of the year.  The most significant impact on revenue in Q2 was the negative effect of a stronger Canadian dollar, which reduced the Company’s EBITDA relative to Q1 by $21 million.

In Q2, the Company introduced its “Catalyst Cooled” carbon neutral specialty paper in a pilot initiative to assess market reaction. Rolling Stone magazine began publishing on Catalyst Cooled paper in June 2007, the first mass-marketed magazine to take this step. Since 1990, the Company has reduced its overall greenhouse gas emissions by 70%, by switching from fossil to renewable biomass fuel and through improved energy efficiency. These reductions, combined with the limited purchase of carbon offsets to balance remaining emissions, have resulted in Catalyst Cooled paper coming to market with Rolling Stone.

1.2	Selected financial information

(In millions of dollars, except where otherwise stated)
	2007			2006
	YTD[6]	Q2[6]	Q1[6]	TOTAL	Q4	Q3	Q2	Q1

Sales	$919.9	$441.8	$478.1	$1,882.5	$470.6	$486.0	$469.6	$456.3
Operating earnings (loss)	(77.4)	(46.7)	(30.7)	3.9	(3.3)	17.0	6.1	(15.9)
EBITDA [1]	12.2	(1.9)	14.1	211.0	48.5	62.8	52.4	47.3
Net earnings (loss)	(25.4)	0.2	(25.6)	(15.9)	(37.2)	2.5	42.4	(23.6)
EBITDA margin [1,2]	1.3%	(0.4%)	2.9%	11.2%	10.3%	12.9%	11.2%	10.4%
Net earnings (loss) per share (in dollars) – basic and diluted	$(0.12)	$0.00	$(0.12)	$(0.07)	$(0.17)	$0.01	$0.20	$(0.11)

Sales (000 tonnes)
Specialty paper	514.4	259.2	255.2	990.2	252.7	264.6	237.8	235.1
Newsprint	305.8	157.1	148.7	699.1	170.1	169.5	178.4	181.1
Total paper	820.2	416.3	403.9	1,689.3	422.8	434.1	416.2	416.2
Pulp	315.3	147.4	167.9	626.2	145.5	155.9	171.4	153.4
Total sales	1,135.5	563.7	571.8	2,315.5	568.3	590.0	587.6	569.6
Production (000 tonnes)
Specialty paper	527.0	270.4	256.6	983.7	249.0	254.8	244.2	235.7
Newsprint	301.0	148.9	152.1	703.7	170.2	170.0	179.6	183.9
Total paper	828.0	419.3	408.7	1,687.4	419.2	424.8	423.8	419.6
Pulp	313.9	157.1	156.8	624.3	152.8	162.8	155.6	153.1
Total production	1,141.9	576.4	565.5	2,311.7	572.0	587.6	579.4	572.7

US$/CDN$ foreign exchange rate
Average spot rate [3]	0.881	0.911	0.854	0.882	0.878	0.892	0.892	0.866
Period-end spot rate [4]	0.940	0.940	0.867	0.858	0.858	0.897	0.897	0.857
Effective rate [5]	0.887	0.916	0.860	0.873	0.878	0.886	0.872	0.853

Common shares (millions)
At period-end	214.7	214.7	214.6	214.6	214.6	214.6	214.6	214.6
Weighted average	214.7	214.7	214.6	214.6	214.6	214.6	214.6	214.6

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
2	EBITDA margin is defined as EBITDA as a percentage of sales.
3	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
4	Period-end spot rate is the Bank of Canada noon spot rate.
5
Effective rate represents a blended rate which takes account of the applicable spot rates, the Company’s revenue hedging program in the period, and translation of US$-denominated working capital at period opening and closing rates.

6	Results in 2007 have not been adjusted to exclude restructuring or change-of-control related costs.

Restructuring and change-of-control costs by segment

(In millions of dollars, and before tax)
	2007
	YTD	Q2	Q1

Restructuring costs
Specialty paper	$21.9	$12.8	$9.1
Newsprint	5.5	3.9	1.6
Pulp	2.4	2.3	0.1
Total	29.8	19.0	10.8

Change-of-control costs
Specialty paper	4.1	0.1	4.0
Newsprint	2.2	0.1	2.1
Pulp	2.2	0.1	2.1
Total	8.5	0.3	8.2

Total restructuring and change-of-control costs	$38.3	$19.3	$19.0

1.3	Overview of the business

The Company is the fourth largest North America-based producer of newsprint and uncoated mechanical groundwood specialty papers, measured by production capacity.  It is also the largest producer of newsprint and uncoated specialty papers and the only producer of lightweight coated (“LWC”) paper on the West Coast of North America.  The Company is the largest producer of directory paper in the world by capacity and operates the largest paper recycling operation in Western Canada.  It also has a significant presence in most major international markets, serving customers around the world.

The Company’s business includes printing papers and market pulp, operating in three business segments. A summary of those segments is provided below. For more detailed information, see page 6 of the Company’s 2006 Annual Report, which is available on the Company’s website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.

Specialty paper

The specialty paper segment consists of soft-calendered (“SC”) and machine-finished (“MF”) hi-brite uncoated, LWC and directory paper grades. These groundwood specialty paper grades are manufactured on 10[1] paper machines in British Columbia at Crofton, Elk Falls, Port Alberni and Powell River.  The specialty paper business segment has a total production capacity of 1,100,000 tonnes.

Newsprint

Newsprint is currently produced on 5[1] paper machines at Crofton, Elk Falls and Powell River.  The newsprint segment has a total annual production capacity of 617,000 tonnes. Effective September 1, 2007, the Company plans to indefinitely curtail operation of the A4 paper machine, which currently produces directory paper. Following the curtailment, the Company plans to increase production of directory paper at Crofton and displace 134,000 tonnes of newsprint production.

1	The Company has 11 paper machines. The number of machines noted in the segments above reflects the ability of the Company’s machines to switch between newsprint and specialty paper grades.

Pulp

The pulp segment includes sawdust-based pulp and containerboard manufactured at the Elk Falls mill, and Northern Bleached Softwood Kraft ("NBSK") pulp manufactured at the Crofton mill.  The segment has a total market production capacity of 638,000 tonnes.

The Company has a paper recycling operation that is operated in support of its business segments. After a project completed in July 2007, this facility has increased its production capacity from 148,000 to 160,000 air-dried equivalent tonnes of de-inked pulp per year, the majority of which is consumed internally.

The chart below illustrates the Company’s principal paper and pulp products, applications and annual 2007 capacity:

PRODUCT PROFILE
Segment	Specialty paper				Newsprint	Pulp
Category	Uncoated papers		Coated paper	Directory	Newsprint	Containerboard	Market pulp
	Soft-calendered	Machine-finished

Brand name	Electrasoft Electracal Electraprime	Electrabrite Electrastar	Electracote	Catalyst	Marathon	Silverliner Platinumliner Chromiumliner Bronzeliner	Elk Prime Crofton- Kraft

Basis weight (g/m2)	36.6 – 52	45 – 66.5	44.4 – 63.6	28 – 40	43 – 48.8	127 – 250	n/a

Applications	magazines, supplements, catalogues, inserts, flyers, directories	magazines, supplements, inserts, flyers, direct mail, PR and corporate communication books/manuals	magazines, catalogues, inserts, flyers, direct mail	telephone books, airline schedules, catalogues	newspapers, inserts, flyers, supplements, directories, timetables	packaging applications	tissue, freesheet, specialty paper, white-top linerboard

Capacity (tonnes)	531,000[1]		231,000	338,000[1]	617,000[1,2]	127,000	511,000

% of total capacity	23%		10%	14%	26%	5%	22%

1	Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.
2
The Company announced the indefinite curtailment of the A4 paper machine in Port Alberni effective September 1, 2007, a machine that currently produces directory paper. Following the curtailment, the Company plans to increase production of directory paper at Crofton thereby displacing 134,000 tonnes of the Company’s annual newsprint production. The capacity noted in the table above is not adjusted for this indefinite curtailment.

1.4	2007 strategy update

The Company’s long-term objective is to achieve higher, sustainable earnings and maximize cash flow by strengthening its position as a leading producer of value-added paper.

The Company continues to focus on reducing manufacturing costs while maintaining or improving the quality of its products. The Company also continues to focus on optimizing its brands and customer base to take advantage of market conditions.

1.5	Consolidated results of operations

Three months ended June 30, 2007 compared to three months ended March 31, 2007

Sales

Sales were $441.8 million in Q2, 2007, a decrease of $36.3 million, or 7.6%, compared to sales of $478.1 million in Q1, 2007. The negative impact of the stronger Canadian dollar and lower average transaction prices for the Company’s newsprint and coated mechanical grades more than offset the positive impact of higher average transaction prices for pulp products.

EBITDA

EBITDA was negative $1.9 million in Q2, 2007, a decrease of $16.0 million from EBITDA of $14.1 million in Q1, 2007.  The negative impact of the stronger Canadian dollar, weaker average paper prices, and increased fibre costs more than offset positive factors in the quarter.

The following table summarizes the key changes in EBITDA from Q1, 2007 to Q2, 2007:

($ millions)

Q1, 2007 EBITDA	$14.1
Improved pulp prices	2.0
Weaker paper prices	(6.9)
Impact of stronger Canadian dollar, net of hedging program	(21.0)
Increased fibre costs	(3.8)
Lower maintenance costs	3.5
One additional operating day	2.0
Other, net	8.2

Q2, 2007 EBITDA	$(1.9)

Operating earnings (loss)

The Company recorded an operating loss of $46.7 million for Q2, compared to an operating loss of $30.7 million for Q1, 2007.  The $16.0 million increase in operating loss was due to the $16.0 million decrease in EBITDA noted above.

Net earnings (loss)

Net earnings in Q2, 2007 were $0.2 million (less than $0.01 per common share) compared to a net loss of $25.6 million ($0.12 per common share) in Q1, 2007.  Q2, 2007 included a $44.1 million ($0.21 per common share) after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt, compared to a $6.6 million ($0.03 per common share) after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt in Q1, 2007.  Net earnings in Q2, 2007 also included $12.7 million ($0.06 per common share) of after-tax costs related to restructuring and change-of-control related expenses, a $1.4 million ($0.01 per common share) release of future income taxes related to the reduction in the federal corporate income tax rate, and after-tax financing related fees of $0.8 million (less than $0.01 per common share), included in other expense, related to a withdrawn bond offering. Net loss in Q1, 2007 also included $12.5 million ($0.06 per common share) of after-tax costs related to restructuring and change-of-control related expenses.

Net loss before the abovementioned items in Q2, 2007 was $31.8 million ($0.15 per common share) compared to a net loss before the abovementioned items of $19.7 million ($0.09 per common share) in Q1, 2007.

Three months ended June 30, 2007 compared to three months ended June 30, 2006

Sales

Sales were $441.8 million in Q2, 2007, a decrease of $27.8 million, or 5.9%, from sales of $469.6 million in Q2, 2006.  The negative impact of the stronger Canadian dollar, weaker prices for newsprint and coated mechanical and uncoated mechanical grades, and lower sales volumes more than offset improved average transaction prices for the Company’s pulp products and directory grades.

EBITDA

EBITDA was negative $1.9 million in Q2, 2007, a decrease of $54.3 million from EBITDA of $52.4 million in Q2, 2006.  The negative impact of the stronger Canadian dollar, weaker average paper prices, increased fibre costs, higher maintenance costs, and restructuring and change-of-control related costs more than offset higher pulp prices and other positive factors in the quarter.

The following table summarizes the key changes in EBITDA from Q2, 2006 to Q2, 2007:

($ millions)

Q2, 2006 EBITDA	$52.4
Improved pulp prices	15.1
Weaker paper prices	(11.0)
Impact of stronger Canadian dollar, net of hedging program	(16.3)
Increased fibre costs	(20.9)
Higher maintenance costs	(3.4)
Restructuring and change-of-control related costs	(19.3)
Other, net	1.5

Q2, 2007 EBITDA	$(1.9)

Operating earnings (loss)

The Company recorded an operating loss of $46.7 million in Q2, 2007, compared to operating earnings of $6.1 million in Q2, 2006.  The $52.8 million decrease in operating earnings was primarily related to the $54.3 million decrease in EBITDA noted above.

Net earnings (loss)

Net earnings in Q2, 2007 were $0.2 million (less than $0.01 per common share) compared to net earnings of $42.4 million ($0.20 per common share) in Q2, 2006.  Net earnings in Q2, 2007 included a $44.1 million ($0.21 per common share) after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt, compared to an after-tax foreign exchange gain of $26.2 million ($0.12 per common share) in Q2, 2006.  Net earnings in Q2, 2007 also included $12.7 million ($0.06 per common share) of after-tax costs related to restructuring and change-of-control related expenses, a $1.4 million ($0.01 per common share) release of future income taxes related to the reduction in the federal corporate income tax rate, and after-tax financing related fees of $0.8 million (less than $0.01 per common share), included in other expense, related to a withdrawn bond offering.  Net earnings in Q2, 2006 also included a $22.9 million ($0.11 per common share) release of future income taxes related to the reduction in the federal corporate income tax rate.

Net loss before the abovementioned items in Q2, 2007 was $31.8 million ($0.15 per common share) compared to a net loss of $6.7 million ($0.03 per common share) before the abovementioned items in Q2, 2006.

Six months ended June 30, 2007 compared to six months ended June 30, 2006

Sales

Sales were $919.9 million in Q2 YTD, 2007, a decrease of $6.0 million, or 0.6%, from sales of $925.9 million in Q2 YTD, 2006.  The negative impact of the stronger Canadian dollar, weaker prices for newsprint and coated mechanical and uncoated mechanical grades, and lower sales volumes offset higher average transaction prices for the Company’s pulp products and directory grades.

EBITDA

EBITDA was $12.2 million in Q2 YTD, 2007, a decrease of $87.5 million from EBITDA of $99.7 million in Q2 YTD, 2006.  The negative impact of the stronger Canadian dollar, lower paper prices, increased fibre costs, the impact of higher maintenance costs, and restructuring and change-of-control related costs, more than offset higher pulp prices.

The following table summarizes the key changes in EBITDA from Q2 YTD, 2006 to Q2 YTD, 2007:

($ millions)

Q2 YTD, 2006 EBITDA	$99.7
Improved pulp prices	39.0
Weaker paper prices	(13.4)
Impact of stronger Canadian dollar, net of hedging program	(18.6)
Increased fibre costs	(39.2)
Higher maintenance costs	(16.6)
Restructuring and change-of-control related costs	(38.3)
Other, net	(0.4)

Q2 YTD, 2007 EBITDA	$12.2

Operating earnings (loss)

The Company recorded an operating loss of $77.4 million in Q2 YTD, 2007, compared to an operating loss of $9.8 million in Q2 YTD, 2006.  The $67.6 million increase in operating loss was primarily related to the $87.5 million decrease in EBITDA noted above and the absence of the $17.6 million impairment loss related to the permanent closure of the Port Alberni No. 3 (“A3”) paper machine recorded in Q1, 2006.

Net earnings (loss)

Net loss in Q2 YTD, 2007 was $25.4 million ($0.12 per common share) compared to net earnings of $18.8 million ($0.09 per common share) in Q2 YTD, 2006.  Net loss in Q2 YTD, 2007 included a $50.7 million ($0.24 per common share) after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt, compared to an after-tax foreign exchange gain of $25.9 million ($0.12 per common share) in Q2 YTD, 2006.  Net loss in Q2 YTD, 2007 also included $25.2 million ($0.12 per common share) of after-tax costs related to restructuring and change-of-control related expenses, a $1.4 million ($0.01 per common share) release of future income taxes related to the reduction in the federal corporate income tax rate, and after-tax financing related fees of $0.8 million (less than $0.01 per common share), included in other expense, related to a withdrawn bond offering.  Net earnings in Q2 YTD, 2006 also included an $11.6 million ($0.05 per common share) after-tax impairment loss and a $22.9 million ($0.11 per common share) release of future income taxes related to the reduction in the federal corporate income tax rate.

Net loss before the abovementioned items in Q2 YTD, 2007 was $51.5 million ($0.24 per common share) compared to a net loss of $18.4 million ($0.09 per common share) before the abovementioned items in Q2 YTD, 2006.

2.0	SEGMENTED RESULTS OF OPERATIONS

2.1	Specialty paper

Summary of selected financial information

(In millions of dollars, except where otherwise stated)
	2007			2006
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$463.2	$225.1	$238.1	$918.4	$234.0	$245.0	$218.6	$220.8
EBITDA [1,2]	13.7	4.1	9.6	104.8	18.4	31.6	25.7	29.1
Operating earnings (loss)	(35.3)	(21.1)	(14.2)	9.7	(6.6)	6.9	2.8	6.6
EBITDA margin [1,2,3]	3.0%	1.8%	4.0%	11.4%	7.9%	12.9%	11.8%	13.2%

Sales (000 tonnes)	514.4	259.2	255.2	990.2	252.7	264.6	237.8	235.1
Production (000 tonnes)	527.0	270.4	256.6	983.7	249.0	254.8	244.2	235.7

Average sales revenue per tonne	$900	$868	$933	$928	$927	$926	$920	$939
Average delivered cash costs per tonne [4]	874	852	896	822	853	806	811	815

SC-A paper, 35 lb. (US$/ton) [5]	749	745	752	788	787	800	785	780
LWC paper, No. 5, 40 lb. (US$/ton) [5]	758	748	767	836	798	820	852	873
Telephone directory paper, 22.1 lb. (US$/ton) [5]	765	765	765	721	725	725	720	715

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
2
EBITDA includes restructuring and change-of-control related costs of $12.9 million and $13.1 million in Q2, and Q1, respectively, bringing year to date restructuring and change-of-control related expenses in 2007 to $26.0 million.

3	EBITDA margin is defined as EBITDA as a percentage of sales.
4
Average delivered cash costs per tonne for these purposes consist of cost of sales and selling, general and administration (“SG&A”) costs and includes $50 per tonne and $51 per tonne of restructuring and change-of-control related costs in Q2 and Q1, respectively, in 2007.

5	Benchmark selling prices are sourced from Resource Information Systems, Inc. (“RISI”).

2.1.1	Segment overview

The coated mechanical market continued to be soft in Q2 and prices declined. Weaker advertising and postal service rate increases contributed to lower catalogue and magazine paper demand in Q2. The Q2, 2007 average LWC benchmark price was US$748, a US$19 per ton, or 2.5%, decrease from Q1, 2007. Compared to Q2, 2006, the average benchmark price was down US$104 per ton, or 12.2%.  With the announced closure in Q2 of significant North American coated capacity and after six quarters of declining prices, a price increase of US$60 per ton was announced effective July 1, 2007.

Uncoated mechanical demand was down slightly year-over-year as increased demand for high-gloss grades was more than offset by a decrease in demand for standard grades. Demand for high-gloss grades was up 4.2%, year-over-year. Standard uncoated mechanical grade demand was down 8.0%, year-over-year, which put downward pressure on prices. The average benchmark price for super-calendered grade A (“SC-A”) in Q2, 2007 was US$745 per ton, a US$7 per ton, or 1.0%, decrease from Q1, 2007. Compared to Q2, 2006, the average benchmark price decreased US$40 per ton, or 5.1%.  A US$60 per ton price increase was announced for all high-gloss (SC and soft-nip calendered (“SNC”) grades), effective July 1, 2007.

North American directory demand was up 3.5%, year-over-year, due to growth in the number of directories and an increased number of pages. The average benchmark price for Q2, 2007 was US$765 per ton, which was in line with Q1, 2007. Compared to Q2, 2006, the average benchmark price was up US$45 per ton, or 6.3%.

Operational performance

Three months ended June 30, 2007 compared to three months ended March 31, 2007

The specialty paper business recorded a $6.9 million increase in operating loss from Q1, 2007.

Average sales revenue decreased $65 per tonne from Q1, 2007, primarily due to the stronger Canadian dollar and weaker coated paper prices.

Average delivered cash costs improved $44 per tonne compared to Q1, 2007, mainly from savings from performance improvements and lower maintenance costs.

Three months ended June 30, 2007 compared to three months ended June 30, 2006

The specialty paper business recorded a $23.9 million decrease in operating earnings from Q2, 2006.

Although, sales volume increased 21,400 tonnes from Q2, 2006, due to switching machine production to directory from newsprint, average sales revenue decreased $52 per tonne from Q2, 2006.  The stronger Canadian dollar and weaker coated and uncoated paper prices more than offset higher prices for directory grades.

Average delivered cash costs increased $41 per tonne, compared to Q2, 2006.  This was primarily due to the impact of restructuring and change-of-control related costs of $50 per tonne and higher fibre costs, which more than offset savings from performance improvements.

Six months ended June 30, 2007 compared to six months ended June 30, 2006

The specialty paper business recorded a $44.7 million decrease in operating earnings from Q2 YTD, 2006.

Although, sales volume increased 41,500 tonnes from Q2 YTD, 2006, due to switching machine production to directory from newsprint, average sales revenue decreased $29 per tonne from Q2 YTD, 2006. The stronger Canadian dollar and weaker coated and uncoated paper prices more than offset higher prices for directory grades.

Average delivered cash costs increased $61 per tonne, compared to Q2 YTD, 2006.  This was due to the impact of restructuring and change-of-control related costs of $51 per tonne, higher maintenance costs, and increased fibre costs, which more than offset savings from performance improvements.

2.2	Newsprint

Summary of selected financial information

(In millions of dollars, except where otherwise stated)
	2007			2006
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$216.0	$106.7	$109.3	$529.8	$128.4	$128.8	$135.4	$137.2
EBITDA [1,2]	(7.3)	(4.2)	(3.1)	71.8	14.5	18.2	19.3	19.8
Operating earnings (loss)	(26.8)	(13.5)	(13.3)	6.9	1.9	7.5	7.4	(9.9)
EBITDA margin [1,2,3]	(3.4%)	(3.9%)	(2.8%)	13.6%	11.3%	14.1%	14.3%	14.4%

Sales (000 tonnes)	305.8	157.1	148.7	699.1	170.1	169.5	178.4	181.1
Production (000 tonnes)	301.0	148.9	152.1	703.7	170.2	170.0	179.6	183.9

Average sales revenue per tonne	$706	$679	$735	$758	$754	$761	$759	$758
Average delivered cash costs per tonne [4]	730	706	756	655	669	653	651	647

Newsprint 48.8 gsm, West Coast delivery (US$/tonne) [5]	595	584	606	649	649	658	651	640

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
2
EBITDA includes restructuring and change-of-control related costs of $4.0 million and $3.7 million in Q2 and Q1, respectively, bringing year to date restructuring and change-of-control related costs in 2007 to $7.7 million.

3	EBITDA margin is defined as EBITDA as a percentage of sales.
4
Average delivered cash costs per tonne for these purposes consist of cost of sales and SG&A costs and includes $25 per tonne of restructuring and change-of-control related costs in each of Q2 and Q1, respectively, in 2007.

5	Benchmark selling prices are sourced from RISI.

2.2.1	Segment overview

U.S. newsprint consumption decreased 11.1% year-over-year and as a result prices continued to decline in North America in Q2. In addition, North American mill inventories were high in Q2 also contributing to weaker prices. The average newsprint benchmark price in Q2, 2007 was US$584 per tonne, down US$22 per tonne, or 3.6%, from Q1, 2007. Compared to Q2, 2006, the average benchmark price has decreased US$67 per tonne, or 10.3%.

In response to deteriorating market conditions for newsprint and a stronger Canadian dollar, the Company announced the indefinite closure of the A4 paper machine in Port Alberni, effective September 1, 2007.  This will effectively remove 134,000 tonnes of the Company’s least profitable newsprint business.

2.2.2	Operational performance

Three months ended June 30, 2007 compared to three months ended March 31, 2007

The newsprint business recorded an operating loss that was consistent with Q1, 2007 as lower sales revenue was offset by lower average delivered cash costs.

Sales volume increased 8,400 tonnes compared to Q1, 2007, mainly due to stronger international shipments.  Average sales revenue decreased $56 per tonne from Q1, 2007, due to the stronger Canadian dollar as well as lower transaction prices.

Average delivered cash costs improved $50 per tonne from Q1, 2007, mainly due to savings from performance improvements and lower maintenance costs.

Three months ended June 30, 2007 compared to three months ended June 30, 2006

The newsprint business recorded a $20.9 million decrease in operating earnings from Q2, 2006.

Sales volume decreased 21,300 tonnes compared to Q2, 2006, primarily due to the flexibility to swing machine production to increase directory production.  Average sales revenue decreased $80 per tonne from Q2, 2006, due to lower transaction prices and the negative impact of the stronger Canadian dollar.

Average delivered cash costs increased $55 per tonne from Q2, 2006, due to the impact of restructuring and change-of-control related costs of $25 per tonne, and higher fibre costs.

Six months ended June 30, 2007 compared to six months ended June 30, 2006

The newsprint business recorded a $24.3 million increase in operating loss from Q2 YTD.

Sales volume decreased 53,700 tonnes compared to Q2 YTD, 2006, primarily due to the flexibility to swing machine production to increase directory production.  Average sales revenue decreased $52 per tonne from Q2 YTD, 2006, mainly due to the negative impact of the stronger Canadian dollar and lower transaction prices.

Average delivered cash costs increased $81 per tonne from Q2 YTD, 2006 due to the impact of restructuring and change-of-control related costs of $25 per tonne, and higher fibre costs.

2.3	Pulp

Summary of selected financial information

(In millions of dollars, except where otherwise stated)
	2007			2006
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$240.7	$110.0	$130.7	$434.3	$108.2	$112.2	$115.6	$98.3
EBITDA [1,2]	5.8	(1.8)	7.6	34.4	15.6	13.0	7.4	(1.6)
Operating earnings (loss)	(15.3)	(12.1)	(3.2)	(12.7)	1.4	2.6	(4.1)	(12.6)
EBITDA margin [1,2,3]	2.4%	(1.6%)	5.8%	7.9%	14.4%	11.6%	6.4%	(1.6)%

Sales (000 tonnes)	315.3	147.4	167.9	626.2	145.5	155.9	171.4	153.4
Production (000 tonnes)	313.9	157.1	156.8	624.3	152.8	162.8	155.6	153.1

Average sales revenue per tonne	$763	$746	$778	$693	$744	$720	$674	$641
Average delivered cash costs per tonne [4]	745	759	732	638	636	637	630	652

NBSK pulp, Northern Europe delivery (US$/tonne) [5]	770	783	757	681	737	710	665	618
White-top linerboard, 42 lb., Eastern U.S. delivery (US$/ton) [5]	680	680	680	673	680	680	680	650

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
2
Restructuring and change-of-control related costs were $2.4 million and $2.2 million in Q2 and Q1, respectively, bringing year to date restructuring and change-of-control related costs to $4.6 million in 2007.

3	EBITDA margin is defined as EBITDA as a percentage of sales.
4
Average delivered cash costs per tonne for these purposes consist of cost of sales and SG&A costs and includes $16 per tonne and $13 per tonne of restructuring and change-of-control related costs in Q2 and Q1, respectively, in 2007.

5	Benchmark selling prices are sourced from RISI.

2.3.1	Segment overview

Global NBSK pulp markets continued to be strong in Q2.  The previously announced April price increase of US$20 per tonne and a further June price increase of US$20 per tonne in Europe became effective in Q2 resulting in the European NBSK benchmark pulp price hitting the highest level seen since 1995. Steady demand and low inventories in Q2 helped to secure these price increases. The average Northern Europe NBSK benchmark price in Q2, 2007 was US$783 per tonne, up US$26 per tonne, or 3.4%, from Q1, 2007. Compared to Q2, 2006, the average benchmark price increased US$118 per tonne, or 17.7%.

The containerboard market remained balanced in Q2 with box shipments down slightly year-over-year, offsetting lower U.S. mill and box plant inventories. The average white-top linerboard benchmark price in Q2, 2007 was $680 per ton, which was in line with Q1, 2007 and Q2, 2006. A price increase of US$50 per ton was announced in July, effective August 1, 2007.

2.3.2	Operational performance

Three months ended June 30, 2007 compared to three months ended March 31, 2007

The pulp and containerboard business recorded a $8.9 million increase in operating loss from Q1, 2007.

Sales volume decreased 20,500 tonnes from Q1, 2007, primarily due to strong shipments in the comparative period and a delayed shipment of approximately 6,000 tonnes at the end of Q2 due to a damaged vessel. Average sales revenue decreased $32 per tonne from Q1, 2007, with the stronger Canadian dollar more than offsetting higher pulp prices.

Average delivered cash costs increased $27 per tonne from Q1, 2007, due to higher maintenance costs and, to a lesser extent, higher fibre costs.

Three months ended June 30, 2007 compared to three months ended June 30, 2006

The pulp and containerboard business recorded an $8.0 million increase in operating loss from Q2, 2006.

Sales volume decreased 24,000 tonnes compared to Q2, 2006, primarily due to strong shipments in the comparative period and a delayed shipment of approximately 6,000 tonnes at the end of Q2 due to a damaged vessel.  Average sales revenue increased $72 per tonne from Q2, 2006, largely due to stronger transaction prices, which more than offset the stronger Canadian dollar.

Average delivered cash costs increased $129 per tonne compared to Q2, 2006, due to higher maintenance costs, the impact of restructuring and change-of-control related costs of $16 per tonne, and significantly increased fibre costs.

Six months ended June 30, 2007 compared to six months ended June 30, 2006

The pulp and containerboard business recorded a $1.4 million decrease in operating loss from Q2 YTD, 2006.

Sales volume was consistent with Q2 YTD, 2006 and average sales revenue increased $105 per tonne from Q2 YTD, 2006, largely due to stronger transaction prices, which more than offset the stronger Canadian dollar.

Average delivered cash costs increased $106 per tonne compared to Q2 YTD, 2006, due to higher maintenance costs, the impact of restructuring and change-of-control related costs of $15 per tonne, and significantly increased fibre costs.

3.0	LIQUIDITY AND CAPITAL RESOURCES

Selected financial information

(In millions of dollars, except where otherwise stated)
	2007			2006
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash flows (used) provided by operations before changes in non-cash operating working capital	$(38.1)	$(29.4)	$(8.7)	$136.4	$41.5	$40.2	$20.1	$34.6
Changes in non-cash working capital	35.0	25.4	9.6	(8.6)	2.5	(27.4)	18.2	(1.9)

Cash flows (used) provided by operations	(3.1)	(4.0)	0.9	127.8	44.0	12.8	38.3	32.7
Cash flows used by investing activities	(42.2)	(22.2)	(20.0)	(85.8)	(39.6)	(18.8)	(16.8)	(10.6)
Cash flows provided (used) by financing activities	9.8	9.7	0.1	(6.5)	-	-	-	(6.5)

Capital spending	43.3	23.0	20.3	93.2	41.0	22.9	17.5	11.8
Amortization [1]	89.6	44.8	44.8	207.1	51.8	45.8	46.3	63.2
Capital spending as % of amortization	48%	51%	45%	45%	79%	50%	38%	19%
Total debt to total capitalization [2,3]	44%	44%	46%	46%	46%	44%	44%	46%
Net debt to net capitalization [4,5]	44%	44%	46%	45%	45%	43%	43%	46%

1
Quarter 1, 2006 amortization expense includes a $17.6 million impairment loss related to the permanent closure of the A3 paper machine. Quarter 4, 2006 amortization expense includes a $1.5 million impairment loss related to the permanent closure of the A3 paper machine and $4.3 million in other asset impairments.

2	Total debt comprises long-term debt, including current portion.
3	Total capitalization comprises total debt and shareholders’ equity.
4	Net debt comprises total debt, less cash on hand.
5	Net capitalization comprises net debt and shareholders’ equity.

The Company’s principal cash requirements are for interest payments on its debt, capital expenditures and working capital. Cash flows are funded through operations and, where necessary, through the revolving operating facility (the “Facility”).  If necessary, liquidity requirements may be funded through the issuance of debt, equity or both.  Access to current and alternative sources of financing at competitive cost is dependent upon the Company’s credit ratings and capital market conditions.  The Company believes that the cash flow from operations and the Facility will be sufficient to meet its anticipated capital expenditures and debt service obligations in the near and intermediate term.

3.1	Operating activities

Cash used by operating activities in the current quarter was $4.0 million, compared to cash provided of $0.9 million in the previous quarter, and cash provided of $38.3 million in the same quarter last year.  The decrease of $4.9 million from the previous quarter was mainly due to the $16.0 million decrease in EBITDA, and was partially offset by lower working capital requirements.  Similarly, the decrease of $42.3 million from the same quarter last year was primarily due to the $54.3 million decrease in EBITDA.

3.2	Investing activities

Cash used for investing activities in the current quarter totalled $22.2 million, which was an increase from cash used of $20.0 million in the previous quarter, and an increase from cash used of $16.8 million in the same quarter last year.  Investing activities are largely comprised of capital spending.  Consequently, movements in cash flows are primarily due to changes in capital spending.

The current quarter’s capital spending was $23.0 million and was comprised of various small high-return capital projects, including a number of projects for the purposes of increasing product quality.

Capital expenditures are expected to approximate $90 million for the year.

3.3	Financing activities

Cash provided by financing activities was $9.7 million in the current quarter, compared to cash provided of $0.1 million in the previous quarter and cash used of $nil in the same quarter last year.  The increase from the comparative periods was primarily due to a $9.4 million borrowing on the Facility.

3.3.1	Debt

As of June 30, 2007, the Company had $9.4 million drawn on its $350.0 million Facility. After outstanding letters of credit of $20.7 million, $319.9 million was available to be drawn at the end of the quarter.  Total long-term debt outstanding as at June 30, 2007 was $782.6 million.  The Company’s net debt to net capitalization ratio as at June 30, 2007, was 44%, or 2%, lower than the previous quarter.

The Company is in compliance with the covenants under its Facility and senior notes indentures.  The Company’s Fixed Charge Coverage Ratio (“FCC Ratio”) under the senior note indentures calculated on a 12-month trailing average was 2.0:1 as at June 30, 2007 (2.5:1 as at March 31, 2007).  When the FCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur beyond drawings under the Facility or other debt as permitted under the senior notes.  Also, the Company’s restricted payments baskets under the 8.625% and 7.375% senior notes were negative $152.4 million and negative $127.4 million, respectively, as at June 30, 2007 (negative $108.1 million and negative $83.1 million, respectively, as at March 31, 2007), as a result of the accumulation of losses in recent years.  Under the senior note covenants, the Company is restricted from making certain payments, including the payment of dividends, unless the balances in these baskets are positive.

In June 2007, both Moody’s Investors Service and Standard & Poor’s Ratings Services revised the outlook on the Company’s debt ratings to negative from stable due to an expectation that with weak industry conditions and currency related pressures, the Company’s profitability and cash flow will decline in 2007.

In June 2007, the Company announced a proposed private placement of US$200 million senior notes.  Due to adverse market conditions the proposal was withdrawn and $1.2 million of related financing fees are included in "Other income (expense)".

3.3.2	Financial instruments

In the normal course of business, the Company is exposed to foreign currency and price risk associated with revenues, which are predominately in U.S. dollars, and to energy costs and long-term debt.  In accordance with its foreign exchange risk management program, the Company manages its exposure to these risks through the use of financial instruments.  The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes.  The Company does not enter into financial instruments for speculative purposes.

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Section 3865, Hedges. Under these new guidelines the Company records all derivatives in its balance sheet at fair value.

Revenue risk management instruments

In respect of revenues, the Company uses foreign currency options and forward contracts to sell U.S. dollars.  At June 30, 2007, the Company had foreign currency options and forward contracts with a notional principal of $590 million with major financial institutions. Changes in the fair values of derivatives that qualify and are designated as cash flow hedges are deferred and recorded as a component of “Accumulated other comprehensive income” (“AOCI”) until the underlying transaction is recorded in earnings. When the hedged item affects earnings, the gain or loss is reclassified from “AOCI” to “Sales”. Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”. At June 30, 2007, instruments having a notional principal of US$413 million are designated as hedging instruments.  At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $27.8 million.

At June 30, 2007, commodity swap agreements were outstanding to fix the sales price on NBSK pulp for 15,200 metric tonnes within the next 12 months at a weighted average PIX price of US$702 per tonne. These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was negative $0.6 million at the end of the second quarter of 2007.

Long-term debt risk management instruments

In respect of long-term debt, the Company is party to US$172 million at June 30, 2007, up from US$19 million at March 31, 2007, in forward foreign exchange contracts and options to acquire U.S. dollars over a seven-year period.  These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in earnings as “Foreign exchange gain (loss) on translation of long-term debt”.  At period-end exchange rates, the net amount the Company would pay to settle these contracts is $5.7 million.

Cost risk management instruments

To hedge against the effect of energy cost fluctuations, the Company enters into contracts to fix the price of a portion of the Company’s oil and gas requirements.  The contracts are not designated as hedging instruments for accounting purposes and are reported on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in “Cost of sales”.  At period-end contract rates, the net amount the Company would pay to settle these contracts is $0.5 million.

Interest rate swaps

The Company occasionally uses interest rate swap contracts to manage its net exposure to interest rate changes.  At June 30, 2007, the Company had pay-floating, receive-fixed interest rate swap contracts for notional US$80 million, and has designated them as hedging instruments. These derivatives are recorded on the balance sheet at their fair value.  The effective portion of changes in the fair value of the derivatives are netted in “Long-term debt” and the ineffective portion is recognized in “Interest expense”.  The Company will receive a fixed rate of 7.375%, and pay a floating rate averaging U.S. six-month LIBOR plus 2.0%.  At period-end swap rates, the net amount the Company would pay to settle these contracts is $0.9 million.

4.0	RELATED PARTY TRANSACTIONS

There were no related party transactions in the current period.

5.0	GUARANTEES AND INDEMNITIES

The Company has provided certain indemnities with regard to several business dispositions covering potential environmental, tax and employment liabilities.  A description of these indemnities and guarantees and their impact on the Company’s results of operations and financial position for the year ended December 31, 2006, can be found on page 43 of the Company’s 2006 Annual Report.  These have not changed materially since December 31, 2006. The Company has reviewed the indemnities and guarantees under the new CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, and has determined the fair value on these indemnities and guarantees to be insignificant.

6.0	CONTRACTUAL OBLIGATIONS

In the normal course of business, the Company enters into certain contractual obligations related to long-term debt, and both capital and operating leases.  The summary of the Company’s contractual obligations as at December 31, 2006 can be found on page 39 of the Company’s 2006 Annual Report.  During the quarter, there were no material changes in the contractual obligations that are outside the ordinary course of the Company’s business.

7.0	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending June 30, 2007:

(In millions of dollars, except per share amounts)	2007		2006				2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Sales	$441.8	$478.1	$470.6	$486.0	$469.6	$456.3	$471.9	$450.3
EBITDA [1]	(1.9)	14.1	48.5	62.8	52.4	47.3	48.3	47.9

Net earnings (loss)	0.2	(25.6)	(37.2)	2.5	42.4	(23.6)	(8.0)	34.2

Net earnings (loss) per share – basic and diluted	$0.00	$(0.12)	$(0.17)	$0.01	$0.20	$(0.11)	$(0.04)	$0.16

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.

8.0	NON-GAAP MEASURES

The following measure included in this report does not have a standardized meaning under Canadian GAAP.

EBITDA (earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses), as defined, equates to operating earnings (loss) plus amortization.  The Company focuses on EBITDA as the Company believes this measure enables comparison of its results between periods without regard to debt service, income taxes and capital expenditure requirements.  As such, the Company believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance.  This measure should not be considered by an investor as an alternative to net income, an indicator of the financial performance of the Company or an alternative to cash flows as a measure of liquidity.

As there is no generally accepted method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly-titled measures reported by other companies.

The following table reconciles the Company’s net earnings (loss) to EBITDA:

(In millions of dollars)	2007		2006				2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Net earnings (loss)	$0.2	$(25.6)	$(37.2)	$2.5	$42.4	$(23.6)	$(8.0)	$34.2

Amortization	44.8	44.8	46.0	45.8	46.3	45.6	46.0	45.1
Impairment loss on property, plant and equipment	-	-	5.8	-	-	17.6	-	-
Foreign exchange (gain) loss on translation of long-term debt	(53.2)	(7.9)	31.6	(0.1)	(31.6)	0.4	2.7	(38.4)
Other (income) expense, net	1.8	(0.3)	(1.7)	0.4	(0.5)	-	(0.9)	0.1
Interest expense, net	18.4	18.5	18.3	18.4	18.7	18.4	19.1	19.0
Income tax expense (recovery)	(14.2)	(15.2)	(13.8)	(4.4)	(24.4)	(11.4)	(10.6)	(12.4)
Non-controlling interest	0.3	(0.2)	(0.5)	0.2	1.5	0.3	-	0.3

EBITDA	$(1.9)	$14.1	$48.5	$62.8	$52.4	$47.3	$48.3	$47.9

9.0	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses.  Some of these estimates require judgments about matters that are inherently uncertain.

On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts and income taxes based upon currently available information.  Actual results could differ from those estimates.  The discussion on the accounting policies that require management’s most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 46 to 50 of the Company’s 2006 Annual Report.  These have not materially changed since December 31, 2006.

10.0	CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Company adopted the following new pronouncements issued by the CICA:

Section 1530, Comprehensive Income

Section 1530, Comprehensive Income, defines and establishes the reporting requirements for comprehensive income.

Section 3251, Equity

Section 3251, Equity, replaces Section 3250, Surplus, and establishes standards for the presentation of changes in equity.

Section 3855, Financial Instruments – Recognition and Measurement

Section 3855, Financial Instruments – Recognition and Measurement, establishes the requirements for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.

Section 3861, Financial Instruments – Disclosure and Presentation

Section 3861, Financial Instruments – Disclosure and Presentation, replaces Section 3860, Financial Instruments – Disclosure and Presentation, and establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives.

Section 3865, Hedges

Section 3865, Hedges, establishes the standards for when and how hedge accounting may be applied.

11.0	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In June 2007, the CICA issued a new accounting standard that impacts the recognition, measurement and disclosure of inventories. Section 3031, “Inventories” replaces Section 3030, “Inventories”, and establishes standards for the determination of cost and its subsequent recognition as an expense.

The new section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently in the process of evaluating the impact of the new accounting standard on the Company’s financial position, results of operations and cash flows.

12.0	RISKS AND UNCERTAINTIES

The Company produces and markets paper and pulp products that are sold globally.  The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers.  However, like most companies in the forest products industry in North America, the Company faces business risks and uncertainties.  These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in British Columbia.

In order to address these risks and effectively manage them, the Company’s management has developed a process for managing risk and the interrelationships risks have with the Company’s strategic plan.  Management provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure, and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate.  The objectives of the risk management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A discussion of the principal uncertainties to which the Company is subject follows.

Product prices

The Company’s markets are commodity-based and cyclical in nature.  Markets for the principal products are affected by fluctuations in supply and demand within each cycle, which in turn affect product prices.  Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income.  The Company’s earnings are sensitive to price changes for its principal products, with the effect of price changes on specialty and newsprint grades being the greatest.

The newsprint market is mature, but the Company believes it remains in a position to mitigate the impact of this decline through its ability to switch grades.

Global competition

Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price.  A majority of the Company’s production is directed to markets outside Canada, where Canadian producers generally compete with American, European and Asian producers.  Many of the Company’s competitors are larger and have greater financial resources than the Company and some of the mills operated by the Company’s competitors are lower cost producers than the mills the Company operates.

International sales

A significant portion of the Company’s sales are outside Canada and the United States. Therefore, the Company faces a number of risks including tariffs and other trade barriers, unfavourable business conditions or political and economic instability in foreign markets, fluctuations in foreign currencies, and difficulty in obtaining distribution and support.

Under the terms of the Company’s distribution agreement with an affiliate of Norske Skogindustrier ASA relating to the sale of paper, either party on six-months’ notice may terminate the agreement.  If the agreement is terminated, the Company will be required to replace the distributor within the six-month notice period in order to minimize disruption to sales activities in the relevant market.

Foreign exchange

The Company’s profitability is subject to fluctuations in foreign currencies, particularly the U.S. dollar.  Nearly all of the Company’s sales are in U.S. dollars, while a substantial portion of the Company’s costs and expenses are incurred, and results of operations and financial conditions are reported, in Canadian dollars. The value of the Canadian dollar in relation to the U.S. dollar has increased significantly in recent years.  Further increases in the value of the Canadian dollar relative to the U.S. dollar would reduce the amount of revenue in Canadian dollar terms realized by the Company on sales made in U.S. dollars.

Fluctuations in foreign currencies affect the Company’s competitive position in world markets.  Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company’s competitiveness in world markets is affected by the relative strength of the currencies of other producing countries.  The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its 7.375% and 8.625% senior notes.

Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S.-dollar-denominated debt.  The Company’s hedging policy for revenues includes 33% to 67% of 0- to 12–month and 0% to 25% of 13- to 24-month U.S. dollar net exposure.  The revenue hedge program mitigates the impact of any rapid movements in currency by 20% to 40% over the near term. In addition, the Company considers future U.S. dollar revenues to provide a partial natural hedge for its U.S.-dollar-denominated debt.

Fibre supply

Since the Company has no significant timber holdings, operations are dependent on the supply by third parties of wood fibre. Approximately 46% of the Company’s fibre needs are provided by five suppliers.  The Company’s fibre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments, and shutdown of operations by suppliers or the Company for market or other reasons. Market-related curtailments or shutdowns can be influenced by both seasonal and cyclical factors such as raw material availability, finished goods inventory levels, or interest rates and underlying demand for lumber in key markets.

Long-term fibre contracts with third parties are conducted at market prices or at prices determined under market-based formulas and represent approximately 65% of the Company’s pulp and paper mills’ wood fibre requirements.  The solid wood segment of British Columbia’s forest industry has undergone significant consolidation and downsizing.  As a result, there is no assurance that the Company will continue to be able to access wood fibre at the same levels achieved in the past; therefore, costs may be negatively impacted.

The Company is currently monitoring the impacts of the softwood lumber agreement and the weak U.S. housing market to determine British Columbia’s lumber producers’ ability to maintain production levels. The Company’s cost of wood fibre could be negatively impacted if its wood fibre suppliers are forced to alter their operations such that they are not able to supply wood fibre to the Company at current levels or from cost-effective locations or due to a decline in market conditions that make it uneconomical for the supplier to operate.

The current infestation of the mountain pine beetle in the interior of British Columbia is expected to affect the long-term fibre supply in that region. The beetle attacks lodgepole pine forests and once attacked, pine trees typically die within the year. Approximately 30% of the Company’s fibre supply comes from the British Columbia interior and it is used primarily by the Powell River paper mill and Crofton kraft pulp mill. In three to five year’s time, the infestation could have a significant impact on the availability and cost of fibre used by those mills.

In addition, government regulations and aboriginal issues may also lower the supply of wood fibre.  The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood fibre supply.  Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia’s timberlands, including areas where the forest tenures held by the Company’s suppliers are located.  Although the renewal of forest tenures held by the Company’s suppliers may be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

The Company is also a large consumer of old newspapers and magazines.  Ownership of Western Canada’s largest paper recycling facility enables the Company to secure 100% of its recycled fibre needs from this facility.  While the supply remains reliable, the pricing is determined by the market and is subject to variability. Demand and prices for old newspapers have been increasing in recent periods due primarily to increased export demand.

Aboriginal claims

The Company’s ability to operate its manufacturing facilities may also be affected by aboriginal groups’ claims of aboriginal title and rights.  The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims.  It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations.  In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in the Supreme Court of British Columbia.  While the Company and other industrial companies have been named as parties in the court proceeding along with the two governments of Canada and British Columbia, counsel for the aboriginal group has advised the Company that the plaintiffs are currently negotiating with two governments and have no intention of proceeding with the action at this time.  Based on the history of similar proceedings, the Company expects that it would take many years before a final court decision could be rendered if the court proceeding were pursued.

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and British Columbia are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect their decisions, such as the decision to issue or amend a regulatory permit, may affect aboriginal groups’ rights or title.  This duty of consultation and accommodation may affect the Company’s ability to obtain or amend necessary regulatory permits on a timely basis and may influence the conditions set out in such permits. In mid-2005 the Government of British Columbia initiated a “new relationship” policy related to Aboriginal interests that recognizes the need to find pre-treaty solutions to advance the consultation process and to reconcile governmental interests and Aboriginal interests.  This new relationship policy is directed, in part, at improving decision-making affecting land and resource use.  It is unclear what, if any, impact the new relationship policy will have on governmental decision making as it affects the Company.

Energy costs

The Company is a significant consumer of electrical power.

The Company’s electricity supply contracts are provincially regulated, and historically pricing has been very stable.  The regulatory commission of the British Columbia Hydro and Power Authority, or “BC Hydro,” approved an increase of 1.64% over BC Hydro’s rate prior to July 2006, effective February 1, 2007 and is charging an additional rate rider of 2% on all customer bills for the period February 1, 2007 to March 31, 2008.  The Company believes that the Province’s electricity rates will continue to be low relative to other regions in North America, but going forward BC Hydro will be requesting rate increases on a more regular basis than in the past should the cost of their electricity sources continue to rise.  Consequently, future changes in electricity prices could have a significant impact on the Company’s earnings.

The majority of the Company’s fossil fuels, particularly oil and natural gas, are purchased on the spot market, which can fluctuate significantly depending on various external factors.

A portion of the Company’s exposure to fluctuating fossil fuel prices is managed through the use of financial instruments and physical supply contracts, under a Board-approved energy program.  The Company’s energy hedging policy is restricted to 10-70% of the net exposure for oil and gas.  In addition, the Company reduces its exposure to fossil fuel prices through the use of lower priced alternatives.

Freight charges and chemical expenses also vary with oil and diesel fuel prices.

Legal proceedings

In the ordinary course of business, the Company occasionally will become party to legal proceedings, which are generally related to contract disputes and employment law.  As at June 30, 2007, the final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on financial results.

In early 2004, the European Commission began an investigation into possible anti-competitive practices by certain European paper producers.  Shortly after the investigation was announced, the Company and certain of its affiliates were named, together with a number of other paper producers, in several United States class action lawsuits brought by direct and indirect purchasers alleging an ongoing conspiracy to fix prices of magazine and other publication papers.  In late 2006, the European Commission reportedly completed its investigation and the Company was also conditionally dismissed from the class action brought by direct purchasers.  The Company was subsequently dismissed without prejudice as a defendant in the class actions brought by indirect purchasers.  The Company believes there is no merit to the lawsuits with respect to the Company and that there would be no basis for any of the plaintiffs to re-initiate their claims against the Company.

Prior period losses

The Company has recorded a net loss in 6 of the last 12 quarters.  These losses have arisen primarily as a result of the strengthening Canadian dollar and, to a lesser extent, market conditions.  Should the Canadian dollar continue to strengthen, or should market conditions deteriorate to a greater extent, the Company may, over time, need to rely to a greater extent on its Facility and, if necessary, additional sources of funding.

In particular, the Company’s pulp operations face significant challenges with the strong Canadian dollar and the cost of fibre.  While under current market projections the Company expects to operate its pulp facilities, deterioration in market conditions or unplanned major capital expenditures may necessitate temporary or permanent curtailment.

Debt

The Company has a significant amount of debt, and its debt agreements contain various restrictive and financial covenants.  The Company’s ability to pay interest on and satisfy its debt obligations will depend on its future operating performance and ability to obtain additional debt or equity financing when necessary.  Prevailing economic conditions and financial, business and other factors beyond the Company’s control may affect its ability to make these payments.  In addition, the Company’s debt level may limit its ability to obtain additional financing and increase its vulnerability to interest rate fluctuations. Should the challenging market conditions continue, the Company may, over time, have to rely to a greater extent on its Facility and, if necessary, additional sources of funding.

Environmental matters

The Company’s operations are subject to a wide range of general and industry-specific environmental laws and regulations related to waste management.  The costs of compliance with such laws and regulations can be significant.  The Company could also incur significant costs, such as civil or criminal fines, sanctions and enforcement actions (including orders requiring remedial actions) and third party claims for property damage and personal injury, as a result of violations of, or liabilities under, environmental laws and regulations.  The Company continually monitors its environmental performance and believes that its facilities are operating in substantial compliance with environmental laws and regulations.

The federal government has recently indicated its intent to regulate priority air pollutants and greenhouse gases under the Clean Air Act.  The forest products sector is named as one of the targeted sectors for regulation.  The impact and associated cost of any such regulation is currently unknown, although it is anticipated that the government will consult with industry before finalizing any regulations.

Labour disruptions

Approximately three quarters of the Company’s pulp and paper mill employees are members of the Communications, Energy & Paperworkers Union of Canada (“CEP”), the Pulp, Paper and Woodworkers of Canada (“PPWC”) or the Canadian Office and Professional Employees Union (“COPE”) unions.  Collective agreements with the CEP and PPWC unions expire in April 2008.  During Q1, 2006, the Company negotiated a new collective agreement with COPE, the smallest of the three unions, that expires on April 30, 2012.  Distribution centre employees are members of the Christian Labour Association of Canada (“CLAC”) and nine employees at the Port Alberni operations are members of the Office and Technical Employees Union (“OTEU”). The collective agreement with CLAC and OTEU both expire in April 2012. The Company believes its labour relations are strong and does not anticipate labour disruptions in its operations. However, the Company may not be able to negotiate an acceptable contract with any of the Company’s unions upon expiration of these existing contracts. This could result in a strike or work stoppage by the affected workers. Renewal of contracts could result in higher wages or benefits paid to union members. Therefore, the Company could experience a significant disruption of its operations or higher ongoing labour costs, which could have a material adverse effect on the business, financial condition, results of operations and cash flow.

Many of the Company’s suppliers and service providers are unionized.  Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could have a material adverse effect on the business.

13.0	OUTLOOK

The Company expects a number of factors to have a positive impact on results for the second half of the year including the realization of benefits from workforce reductions, lower restructuring costs, the impact of the announced price increases for coated and uncoated mechanical paper grades, lower planned maintenance costs, and the indefinite closure of the A4 paper machine in September 2007.  However, the Company expects the strength of the Canadian dollar, the ongoing decline in newsprint consumption and high costs for fibre to continue to present significant challenges for the remainder of 2007.  In addition, a prolonged strike by employees of the United Steelworkers of Canada union ("United Steelworkers") would have a negative impact on results in the second half of 2007.

Coated mechanical prices are expected to increase in the second half of the year resulting from the announced closure of significant North American capacity that is expected to occur in the third quarter. A price increase of US$60 per ton has been announced effective July 1, 2007. Uncoated mechanical grades are also expected to benefit in the second half of 2007; a US$60 per ton price increase has been announced for all SC and SNC grades, effective July 1, 2007. The directory market is expected to remain firm throughout 2007.

Newsprint demand is expected to remain weak and the outlook on pricing is uncertain. As a result of the high Canadian dollar and cost pressures, a US$25 per tonne price increase has been announced effective September 1, 2007.

NBSK pulp markets are expected to remain firm for the remainder of 2007 due to steady pulp demand and low mill and consumer inventories. The market for containerboard (including white-top linerboard) is expected to remain balanced due to steady mill and box inventories and a slight improvement in box shipments is expected in the second half of the year. A price increase of US$50 per ton was announced in July, effective August 1, 2007.

Suppliers who provide the Company with approximately 42% of its wood fibre have employees who are members of the United Steelworkers . The union contract covering these employees expired on June 15, 2007.  Negotiations were unsuccessful and strike action began on July 21, 2007.  As the labour disruption continues, the Company’s wood fibre supply will be negatively impacted both in terms of volume and cost and the Company may be unable to operate all of its production facilities at their current operating levels. The Company estimates that a strike with duration of less than five weeks would likely not have a material impact on its current operating levels, but it will have an impact on the Company’s costs.  However, were a full work stoppage to last in excess of four to five weeks, the Company would have to curtail some of its operations.  A prolonged work stoppage would have a material impact on the Company's profitability.

14.0	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL
REPORTING

The Company did not make any significant changes in internal control over financial reporting during the most recent interim period ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the board of directors.  The board of directors has read and approved this MD&A.  Through discussions with management, the board of directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

A summary of the Company’s regulatory requirements with respect to the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on pages 58 to 59 of the Company’s 2006 Annual Report.  There have been no significant changes to those requirements since December 2006.

15.0	OUTSTANDING SHARE DATA

At July 31, 2007, the Company had 214,684,129 common shares issued and outstanding.

Additional information about the Company including the 2006 Annual Information Form is available on the Company’s website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.